

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2025

Tim Pickett
Chief Executive Officer and Chairman of the Board
Kindly MD, Inc.
5097 South 900 East Suite 100
Salt Lake City, UT 84117

      Re: Kindly MD, Inc.
           Revised Information Statement on Schedule 14C
           Filed July 18, 2025
           File No. 001-42103

Dear Tim Pickett:

      We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc: Callie T. Jones, Esq.